Trading Symbol (TSX-V: AVU) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687-3520 Fax: 1-888-889 4874 www.avrupaminerals.com

AVRUPA MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2012

INTRODUCTION

This is Management’s Discussion and Analysis (“MD&A”) for Avrupa Minerals Ltd. (“Avrupa” or the “Company”) and has been prepared based on information known to management as of August 28, 2012.  This MD&A is intended to help the reader understand the consolidated financial statements of Avrupa.

The following information should be read in conjunction with the unaudited financial statements and the related notes for six months ended June 30, 2012 and the Company’s audited financial statements for the year ended December 31, 2011, prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information relating to the Company can be found on SEDAR www.sedar.com.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

Certain sections of this MD&A provide, or may appear to provide, a forward-looking orientation with respect to the Company’s activities and its future financial results.  Consequently, certain statements contained in this MD&A constitute express or implied forward-looking statements.    Terms including, but not limited to, “anticipate”, “estimate”, “believe” and “expect” may identify forward-looking statements.  Forward-looking statements, while they are based on the current knowledge and assumptions of the Company’s management, are subject to risks and uncertainties that could cause or contribute to the actual results being materially different than those expressed or implied.  Readers are cautioned not to place undue reliance on any forward-looking statement that may be in this MD&A.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Trading Symbol (TSX-V: AVU) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687-3520 Fax: 1-888-889 4874 www.avrupaminerals.com

The following forward looking statements have been made in this MD&A:

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Impairment of long-lived assets;

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The Company’s assumptions and estimates used in its Technical Report filed on July 5, 2010, as well as the potential resource estimates and interpretations from that Technical Report;

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The progress, potential and uncertainties of the Company’s mineral properties in Portugal, Germany and Kosovo; and

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Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.avrupaminerals.com.

SUMMARY AND OUTLOOK

The Company is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 15 exploration licenses in three European countries, including eight in Portugal covering 2,532 km2, six in Kosovo covering 198 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA (“Antofagasta”), covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources Inc. (“Blackheath”), covering one license in northern Portugal, for intrusion-related Au-W deposits

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.  These projects include:

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Porphyry Cu-Au potential in southern Portugal in the Alvito license area;

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Three licenses covering targets in the Pyrite Belt, the north Portugal Au-W belt, and the Monchique alkalic complex of southern Portugal;

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Five licenses spread throughout Kosovo in the Trepça Mineral Belt of the Vardar Zone, historically a long-term producing district of silver and base metals;

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Trading Symbol (TSX-V: AVU) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687-3520 Fax: 1-888-889 4874 www.avrupaminerals.com

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One additional license for gold and copper in southern Kosovo;

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One license for intrusion-related Au-Sn-W deposits in the historic Erzgebirge Mining District of eastern Germany, a 900-year producer of tin, tungsten, silver, base metals, and uranium.

During the six months ended June 30, 2012, the Company continued to carefully manage its cash and corporate overhead.  Detailed Mineral Property information, including 2012 activity, can be found in Section 3.

Management’s overall expectations for the Company are positive, due in part to the following factors:

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The Company established a joint venture with Antofagasta on its Alvalade property in Portugal and Antofagasta increased its exploration budget to US$2.5 million for 2012.

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The Company established a joint venture with Blackheath on its Covas property in Portugal to spend €300,000 in exploration on the property before March 20, 2013.

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The Company is highly experienced in Europe and is negotiating additional ventures on its existing portfolio of properties.

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The Company completed a $1.2 million financing in March 2012.

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On April 30, 2012, the Company purchased the remaining 10% interest in MAEPA Empreendimentos Mineiros e Participacoes Lda., a private Portugese company (“MAEPA”) (see Section 1 Background).

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

TABLE OF CONTENTS

1. Background

5

2. Overview

5

2(a) Company Mission and Focus

5

2(b) Qualified Person

5

2(c) Description of Metal Markets

5

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

6

2(e) Historical estimates are not NI 43-101 compliant

6

3. Mineral Properties

6

3(a) Portugal

8

a) Alvalade JV Project with Antofagasta (including Caveira and Ferreira do Alentejo)

9

b) Marateca

10

c) Covas JV with Blackheath

11

d) Exploration and prospect generation (countrywide)

13

3(b) Kosovo

15

a) Kamenica

16

b) Glavej

16

c) Bajgora

17

d) Selac

17

e) Koritnik

17

f) Slivovo

17

3(c) Germany

18

Oelsnitz

18

4.  Risks and Uncertainties

20

5.  Impairment of Long-lived Assets

21

6.  Material Financial and Operations Information

22

6(a) Selected Annual Financial Information

22

6(b) Summary of Quarterly Results

22

6(c) Review of Operations and Financial Results

23

6(d) Liquidity and Capital Resources

24

6(e) Disclosure of Outstanding Share Data

24

6(f) Commitment and Contingency

26

6(g) Off-Balance Sheet Arrangements

26

6(h) Transactions with Related Parties

27

6(i) Financial Instruments

28

6(j) Management of Capital Risk

30

7. Subsequent Events

30

8.  Policies and Controls

30

9. Information on the Board of Directors and Management

32

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

1. Background

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia.

On July 13, 2010, the Company acquired (a) 90% of the issued and outstanding shares in MAEPA and (b) 92.5% of the issued and outstanding shares of Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”) as its Qualifying Transaction and began trading on the TSX Venture Exchange under the symbol “AVU.V” as of July 14, 2010.  In April 2012, the Company acquired the remaining 10% of MAEPA to own 100% interest in MAEPA.

In April 2012, the Company purchased the remaining 10% interest in MAEPA from its non-controlling interest owner (“NCI owner”) with the following terms:

1.

Paid the NCI owner $150,000; and

2.

Issued 500,000 common shares of the Company to the NCI owner.

The common shares of the Company issued to NCI owner have trading restrictions such that 25% of the shares will be free trading after 6 months, another 25% of the shares after 12 months, another 25% of the shares after 18 months, and the final 25% of the shares after 24 months.

With the purchase of the remaining 10% interest in MAEPA, the Company now owns 100% interest in MAEPA.

The Company and its subsidiaries’ principal activities are to locate, explore and develop the mineral resources properties in Europe.

2. Overview

2(a) Company Mission and Focus

The Company is focused on exploring and developing economic mineral projects in Europe as a “prospect generator” company. The Company plans to explore different stages exploration projects, and to acquire and option out these exploration projects, while keeping a retained interest.

2(b) Qualified Person

Mr. Paul W. Kuhn, M.Sc., a Licensed Professional Geologist and a Registered Member of The Society of Mining Engineers, is a Qualified Person, as defined by National Instrument 43-101. Mr. Kuhn has reviewed the technical contents of this MD& A.

2(c) Description of Metal Markets

Gold prices have remained well above their long term averages, at or near all time highs, albeit with high levels of volatility.  Market interest in gold exploration is currently stronger than for base metals.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Other metals such as copper prices have risen significantly since their lows in late 2008 and copper is now trading over $3.50 per lb.  Market interest in exploration for other metals such as copper is excellent and the Company will monitor its resources relative to its opportunities during the coming fiscal year.

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

2(e) Historical estimates are not NI 43-101 compliant

The historical estimates contained in this MD&A have not been calculated in accordance with the mineral resources or mineral reserves classifications contained in the CIM Definition Standards on Mineral Resources and Mineral Reserves, as required by National Instrument 43-101 ("NI 43-101").  Accordingly, the Company is not treating these historical estimates as current mineral resources or mineral reserves as defined in NI 43-101, and such historical estimates should not be relied upon. A qualified person has not done sufficient work to date to classify the historical estimates as current mineral resources or mineral reserves.

3. Mineral Properties

The following is a brief description of the Mineral Properties owned by the Company.  Additional information can be obtained from the Company’s website (www.avrupaminerals.com).

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3(a) Portugal

The Company through its wholly-owned subsidiary MAEPA, is currently focused in the Portuguese portion of the Iberian Pyrite Belt, a district with over 2,000 years of mining history from at least Roman times.

AVRUPA LICENSES AND JV'S IN PORTUGAL

COVAS JV
ARGA
BRAGA OFFICE
PORTO
LISBON
MARATECA
ALVITO
GRANDOLA OFFICE
ALVALADE JV
ALJEZUR
N
LICENSES
APPLICATIONS
JOINT VENTURES
50
0
50
100
Kilometers
Scale: 1:2,500,000

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

a) Alvalade JV Project with Antofagasta (including Caveira and Ferreira do Alentejo)

On June 6, 2011, the Company announced that it signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration for copper-zinc massive sulfide deposits on the Alvalade project.

The agreement covers three Avrupa licenses:  Alvalade, Canal Caveira, and Ferriera do Alentejo. The formerly operating Lousal and Caveira copper mines are located within the 1,000 square kilometer project area.  Antofagasta completed a US$300,000 Initial Study of the project, which included acquisition of much of the remaining historic data, re-logging of selected drill holes, systematic sampling, and integrated geological and geophysical interpretation of the targeted areas.

At the start of the Initial Study, first-pass review of re-processed regional gravity and magnetics covering the Alvalade license led to the identification of up to ten target areas on the potential Alvalade JV property.  The Company has upgraded three of these areas – Aldeia dos Elvas, Monte da Bela Vista, and Azinheira dos Barros – and has defined drill targets in all three areas for the Alvalade Joint Venture.  Four more of the target districts need further detailed examination, while the other four areas have been temporarily downgraded, though will be re-visited at a later date.  Further first-pass review of recently completed re-processing of regional geophysics, covering the entire three-license block (Canal Caveira, Ferreira do Alentejo, and Alvalade licenses), is continuing.

On October 19, 2011, the Company announced that work completed to date included re-logging of an additional 31 historic drill holes, collection of approximately 250 more samples from the drill core, re-processing of regional gravity and magnetics data, first-pass selection of specific target areas, including the Azinheira dos Barros and Aldeia dos Elvas locations, detailed re-processing of gravity data for the Aldeia area, and 1:10,000-scale geologic mapping and rock chip sampling at Aldeia and Azinheira.  Integration of geophysical data, geochemical data, and the results of recent surface work in these two districts suggests the potential for multiple drilling targets in both places.

Upon successful completion of the Initial Study, on December 22, 2011 (announced on January 3, 2012), the Company entered into the Alvalade Joint Venture agreement with Antofagasta, whereas the Company granted to Antofagasta the option to acquire an undivided 51% of the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years.  After exercise of the first option, Antofagasta will be granted a further option to acquire an additional 24% interest in the project, for an aggregate 75% undivided interest, by completing and delivering a Feasibility Study on the project to the Company within five years.  The Company operates the joint venture through the first option period.

On February 2, 2012, the Company announced the commencement of exploration work in the Portuguese Pyrite Belt under the Alvalade Joint Venture. The budget for work in 2012 has been increased to US$2.5 million and approved by Antofagasta. Thus far, the 2012 work program includes an 8-hole Phase 1 core drilling program of 3,269.8 meters and a further Phase 2 program of 3,500 to 3,800 meters slated to start around mid-September 2012.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The Company completed detailed logging and first-pass sampling of the Phase 1 drill holes with full geochemical results from all 971 samples expected by mid-September.

Visual results, supported by detailed core logging, indicate the widespread presence of VMS-style alteration and stockwork veining in seven of the eight holes drilled in Phase 1.  Two of the holes contain visible copper sulfide mineralization hosted in stockwork quartz veins, thin layers of semi-massive sulfides, and/or zones of disseminated sulfides in target stratigraphy.  More importantly, logging results and interpretations continue to support and enhance the geo-structural model for targeting potential massive sulfide mineralization within the JV work area.

The Company continues to utilize results from ongoing geological mapping, rock sampling, and re-logging/sampling of historic drill holes.  As the interpretation process continues, and the understanding of the geo-structural framework improves, the Avrupa team is better able to prioritize potential drill targets for the next phase of exploration drilling.

The Company has developed many of the Phase 2 target areas directly from its new understanding of the geo-structural framework in the project region.  Full review and interpretation of the Phase 1 drill results will also lead directly to follow-up drilling, though possibly in a potential Phase 3 of the initial JV program, which could start sometime in early 2013.

b) Marateca

On August 23, 2011, the Company provided an update for the ongoing Marateca drill project in the Pyrite Belt of southern Portugal.  Four holes were completed, though two of these holes did not reach target depth due to difficult drilling conditions in fault zones and silicified rock units.  Avrupa commenced the drilling in the Serrinha District on the Marateca license in late 2010 with a planned 3-hole, 1300-meter campaign to upgrade the understanding of two classic massive sulfide targets (São Martinho and Monte de Volta) and one stockwork sulfide target (Serrinha).

The following table details the final status of each hole.

Target area	Hole ID	Planned Depth	Final TD	Comments
São Martinho	SM 11-01	500	400.70	Lost hole; have completed reaming and casing to TD; restarted core drilling, but lost hole in wide fault zone at 400.70 m
Monte de Volta	MV 10-01	500	309.00	Lost hole in fault zone; no decision yet on re-drill
Serrinha	SE 11-01	300	338.80	Reached planned depth, but poor recovery in mineralized target zone at ~ 140-170 meters
Serrinha	SE 11-01A	175	174.40	Re-drill of SE 11-01 to investigate target zone
Totals	4 holes	1475	1222.90

The São Martinho hole was originally drilled to 333.60 meters, before being lost due to difficult drilling conditions.  However, the hole was cleaned out and cased to depth, and the Company

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

continued coring towards the geophysical target which lies at a depth of 375-450 meters.  Eventually, the hole was again lost in a wide fault zone at 400 meters, without reaching target stratigraphy.

Drilling at the Monte de Volta target halted above the target zone due to inability to penetrate further.  Avrupa decided not to attempt to re-drill the hole during the 2011 field season.  No decision has been made as to when and how to re-drill either the São Martinho target or the Monte de Volta target.

Avrupa re-drilled the upper portions of the Serrinha hole to collect better samples of the zone of strong alteration and possible mineralization, located at 135.82-184.30 meters in SE 11-01.  A fine grained (-80 mesh), pyrite-rich sludge sample that was collected from a potentially mineralized zone, located at 156.80-168.10 meters in SE 11-01, ran 263 ppm silver, 993 ppm copper, 997 ppm tungsten, and 358 ppm zinc.  The coarse fraction of the same sample ran 80.7 ppm silver and 1060 ppm tungsten.  Core recovery from this interval was less than 5%, and thus the Company collared SE 11-01A, about 10 meters to the southeast of SE 11-01.

The core samples from SE 11-01A are strongly altered, weakly pyritic, and un-mineralized felsic volcanic rocks, while the fine pyrite-rich sludge samples contain up to 77.6 ppm silver, averaging 17.7 ppm silver over the 33-meter collection interval at 141.40-174.40 meters.  Copper values are also weakly anomalous up to 437 ppm, as are tungsten results, to 520 ppm.  The coarse fraction of the sludge also contains anomalous silver values, ranging up to 48.5 ppm over the same interval.  Based on the geochemical results, detailed core logging, and physical appearance of the sludge samples in zones of poor core recovery, it appears that the Serrinha holes intersected a zone of stockwork quartz-pyrite mineralization hosted by strongly altered felsic volcanic rocks.  The Company plans to further test the Serrinha target with downhole geophysical surveys after completion of the exploratory drilling at Marateca.

The Company plans to further evaluate the remainder of the Marateca license, and offer it for joint venture to a larger, mining-oriented company, according to the prospect generator business model.  The Company has identified a number of other target areas with potentially mineral-hosting rock formations, consistent with other target areas in the Iberian Pyrite Belt of Portugal.  Work will include detailed mapping, sampling, and target upgrade to drill-ready status.  Known target areas provide potential to discover base metal-bearing massive sulfide systems.

c) Covas JV with Blackheath

The Covas tungsten deposit is a ring of tungsten-bearing pyrrhotite skarns that surrounds a 3 kilometer by 2 kilometer presumed buried multiple-intrusion complex, called the Covas Dome.  Previous operators drilled nearly 27,000 meters in 329 drill holes, and Union Carbide, the last major explorer in the district, developed a non 43-101 compliant historic resource of 922,900 thousand metric tonnes @ 0.78% WO3 at Covas.  Information about the historic Covas tungsten resource comes from NI 43-101 technical report entitled “Covas Tungsten Deposit”, written for Wega Mining ASA by B.J. Price, P. Geo., in 2007.  The Company has not completed sufficient work to validate the information, although it is considered to be reliable and relevant.  Despite the large amount of drilling, the skarn ring has only been about 40% explored, and only cursory work has been completed in the Dome area.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

On May 18, 2011, the Company announced the signing of an agreement to option out the Covas tungsten project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 in exploration on the project before March 20, 2013, of which €150,000 is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending a further €700,000 for a total interest of 70% for total expenditures of €1,000,000, by March 20, 2014.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016.

During the year ended December 31, 2011, Blackheath completed the €150,000 exploration commitment by incurring €26,127 directly, reimbursing €64,687 for MAEPA’s exploration expenses and advancing €59,186 to the Company for future exploration work. No exploration work was done during the six months ended June 30, 2012 as Blackheath prepared for its initial public offering.  In April 2012, Blackheath reimbursed the Company $39,961 (€30,239) for the 2012 Covas property holding payment.

On July 12, 2011, the Company announced the results of geological mapping, sampling, and drill targeting in the Covas Dome portion of the Covas W-Au project under the work program funded by Blackheath.  The most important result of the work by senior American-based consultant Bill Fuchs, Ph.D., C.P.G., of SF Micro is the identification of a significant Reduced Intrusion-Related Gold (RIRG) target in the Covas Dome area.  The target area lies along a pronounced east-west trending magnetic lineament and presumed structural zone that, at present, measures +900 meters in length by an average of 100 meters in width.  The anomalous zone, generally located in an area of thick vegetation and lack of outcrop, is open-ended to both east and west.

The target zone is defined by the occurrence of quartz veining and mild to occasionally moderate development of gossan in and around the veining.  Quartz veins contain arsenopyrite and pyrite and/or oxidized versions of arsenic-bearing sulfides.  In addition, there is a quartz-muscovite greisen breccia blowout located in the same trend area.  All but one of the 44 samples collected in the anomaly area contained detectable gold, with the best result being 10.2 g/t Au.  In addition, many samples contained strongly anomalous silver up to 45.2 ppm Ag, overlimit arsenic greater than 10,000 ppm, and highly anomalous bismuth and lead.  Soil samples in the same area also carried anomalous tellurium.  Of the 44 samples, eight samples (18%) contained gold values greater than 440 ppb, and 18 samples (41%) contained detectable gold values above 100 ppb.  The geochemical signature of the rock sampling results is similar to other RIRG’s found in the Tintina Gold Belt of the US and Canada.

In addition to the discovery of the previously-unknown gold potential at Covas, this season’s work, combined with earlier work completed in 2009, has delineated and upgraded a total of 17 tungsten and now gold targets lying in the Covas Dome and the Skarn Ring prospect areas.  Further work, including trenching and several drill holes, will be planned for later in the year after Blackheath has completed its TSXV listing obligations and fund-raising program.

On March 27, 2012, the Company announced that the Government of Portugal approved and signed a one-year extension to the Covas W-Au exploration license. The permit will be valid

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

until March 20, 2013, and requires a work investment of €500,000, including up to 2,100 meters of drilling, to fulfill all exploration commitments.

On July 18, 2012, the Company announced that the work will start on the 2012 exploration program at the Covas tungsten-gold joint-ventured project which will include compilation of existing data and surface work including detailed mapping and sampling of certain anomalous areas, to be followed by trenching and a diamond drilling program.  Previously Avrupa outlined a number of strong tungsten targets, as well as a potential gold target within the Covas project area.

d) Exploration and prospect generation (countrywide)

The Company is also actively exploring in other parts of the country, using its experience-amassed database to review old prospects and districts from new angles and to develop wholly new generative ideas.

The Company has a number of new exploration licenses covering attractive areas around the country.  There are also several applications in early-stage processing at the Portuguese Mining Bureau.

Aljesur Property

The Aljesur exploration license covers 270 square kilometers of land in southwestern Portugal with the target being potential REE and precious metal mineralization related to an alkalic intrusion complex.  Copper and zinc stream sediment anomalies from previously-undertaken sampling bracket the western and southwestern margins of the intrusion complex.  Analysis for gold in these samples was never requested.  In addition, several academic studies of the intrusion from the 1970’s thorough 1990’s note the presence of elevated values of rare earth elements.  Near-term work will include first-pass reconnaissance-style geological mapping, prospecting, and sample collection.  Little work has been completed in this area in the past.  The Company plans to upgrade the property to a point where a decision can be made, as to whether the property will be suitable for joint venture or should be returned to the government of Portugal.

Alvito Property

The Alvito exploration license covers 988 square kilometers of prospectable land straddling the northeastern margin of the Pyrite Belt, adjacent to the Marateca license, and the Ossa Morena zone of southern Portugal.  There has been some scattered exploration in the lands covered by the permit, but the Company expects to undertake the initial systematic grassroots program in the region for possible porphyry copper and gold mineralization.  The license area also covers extensions of several target areas from the Company’s Marateca license, lying immediately to the west of Alvito. There has been a moderate amount of previous work, which has been documented and archived by the Portuguese geological survey.  The Company is in the process of obtaining the relevant data and will continue to construct an exploration database, while performing reconnaissance-style exploration mapping, sampling, and prospecting.  The goal of the planned first-pass work is to evaluate known targets for prospectivity, delineate new targets, and attempt to form a regional-style joint venture program with a medium to large sized mining company to explore for and develop porphyry copper and gold projects.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Arga Property

The Arga license, covering 28.4 square kilometers, is located in northwestern Portugal, adjacent to the south of the Company’s Covas tungsten property.  The Arga area has seen previous mapping and sampling, but no drilling.  The property covers gold-silver-arsenic-bearing quartz vein swarms spatially related to a granitic intrusion complex.  The regional structure that controls location of the Covas tungsten deposit also localizes the Arga vein systems.  The Company has obtained data from previous work in the property area, and is presently in the process of evaluating and upgrading potential target areas with the license.  Following the compilation of all the known data, the Company will further evaluate significant field targets, for the potential to be drilled.  Once drill targets have been delineated, the Company will attempt to form an advanced exploration joint venture.  According to the agreement with Blackheath, that company will have the first right of refusal to make a JV at the Arga property.

The Company continues to actively pursue other possibilities around the country and look for potential JV partners.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3(b) Kosovo

The Company through its subsidiary Innomatik Exploration Kosovo (IEK) has been advancing its prospects in Kosovo towards JV-ready status.  The Company is actively searching in Europe and North America for suitable strategic partners to advance the Kosovo program.

AVRUPA LAND IN KOSOVO

SELAC
GLAVEJ
STAN TERG MINE
(AG-PB-ZN)
BAJGORA
KAMENICA
PRISHTINE
SLIVOVO
ARTANA MINE
(AU-AG-PB-ZN)
KORITNIK
ACTIVE EXPLORATION LICENSES
N
15 0 15 30
Kilometers
AVRUPA
MINERALS

The Company’s Kosovo exploration team has long-term experience with the democratically-elected Kosovo government, with the United Nations and European Union administrators of the pre-independent country, and with the metallogeny and mineral deposits of the region.  The

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Company is currently the most active metals’ exploration group in Kosovo.  There has been little modern, systematic exploration performed in Kosovo to date, leaving an opportunity for successful prospect and project generation. The Company continues to upgrade its two projects at Kamenica and Glavej, and has identified four other prospective areas covered by the Bajgora, Selac, Koritnik and Slivovo exploration licenses.

All of the Company’s Kosovo properties have outcropping base metal mineralization and/or significant alteration zones.  Most of the targets have not been previously drilled and have old workings of perhaps Roman and certainly Saxon age, to possibly early 20th century age in a number of locales.

a) Kamenica

The Kamenica license was renewed for two years under the new Mining Law.  The size of the license was reduced by 50% to approximately 45 km2.  Targets in the Kamenica license are located 2 to 5 kilometers, along strike, from the historic Artana (Novo Brdo) silver/lead/zinc/gold mine.  The Artana Mine has operated intermittently since Saxon times in the 12th to 14th centuries.  According to recently-acquired UNMIK (United Nations Mission in Kosovo) information, in modern times the Artana Mine has produced 4-5 million metric tonnes of +10% Pb and Zn, 140 g/t Ag, and 1 g/t Au, over its still-continuing operation.  Production information was compiled during UNMIK (United Nations Mission in Kosovo) administration of Trepça Mines after the war in Kosovo.  The historic production information for the Artana Mine is non - NI 43-101 – compliant, though Avrupa Minerals is of the opinion that the information is accurate with respect to available production records.

On February 14, 2012, the Company announced that it completed an initial round of exploratory drilling in late 2011 on the Kamenica license.  Two core holes, totaling 382.6 meters, were completed at two separate targets located about three kilometers apart.  The most interesting of the two holes, at the Metovic target, intercepted multiple generations of visible Fe-Zn-Pb sulfide mineralization in pervasive disseminations and stockwork quartz veining, hosted by strongly altered, calcareous silt and sandstones over the entire 193.3-meter length of the hole.  The hole bottomed in altered quartz diorite porphyry and brecciated quartz diorite containing fragments of the porphyry.  The widespread anomalous sulfide mineralization and strong alteration may indicate the presence of a possible large porphyry-style system within the Kamenica license.

The second hole, at the Grbes target, encountered pyritic gneisses from close to the surface to 120 meters depth, followed by sooty, pyritic black shales and graphitic schists to the bottom of the hole at 189.3 meters.  These strongly altered rock units do not appear at the surface, and are of an older Vardar formation that has been uplifted in this portion of the exploration area.  Further work is necessary to assist in targeting for a possible large mineral system.

b) Glavej

The Glavej license was also renewed for two years under the new 2010 Kosovo Mining Law.  The size of the license was reduced by 50%, according to the law, to 8.1 km2.  The license lies close to the historic, and presently producing, Stan Terg base metal mine, which has operated intermittently for more than 1,000 years, and has reportedly produced more than 35 million metric tonnes of +10% Pb and Zn, and 80 g/t Ag.  Production information was compiled during

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

UNMIK (United Nations Mission in Kosovo) administration of Trepça Mines after the war in Kosovo.  The historic production information for the Stan Terg Mine is non - NI 43-101 – compliant, though Avrupa Minerals is of the opinion that the information is accurate with respect to available production records.

On February 14, 2012, Avrupa announced that it completed a third hole late in 2011 at the Hazelnut Hill target on the Glavej exploration license.  The hole intersected iron oxide-rich massive silica and silica breccia over the entire length of the hole to a depth of 139 meters.  Anomalous base metal mineralization was present at the very bottom of the hole.  Difficult drilling conditions and winter weather curtailed the drill hole before reaching total planned depth.

c) Bajgora

The Bajgora property, originally 76.5 km2 in size, is also located near the Stan Terg Mine in northern Kosovo.  The prospect area was originally located by identifying obvious NW-trending Vardar structures intersecting with NE-trending ring shaped volcanic centers and associated caldera migration features.  From the metallogenic map of Kosovo, the Company’s geologists recognized the presence of several reported mercury prospects, and then field-checked a lone gold anomaly generated from a regional stream sediment sampling program produced by the Kosovo government.  The Company’s own property-wide stream sediment sampling, reconnaissance-style geological mapping, and general prospecting work delineated an approximately 18 km2 area for further interest and follow-up work.  During Q4 of 2011, Avrupa applied to the Mining Bureau of Kosovo to reduce the size of the license, in order to better concentrate on the favorable area.  The reduction was approved during Q2 2012, and the size of the license now stands at 17.2 km2.

d) Selac

The Selac Ag-Pb-Zn property is located 45-50 kilometers NNW of the capital Prishtine.  The three-year license lies 5-10 kilometers north of the historic, and presently producing, Stan Terg base metal mine.  The property covers an area with high potential for identification of new base and precious metal targets.  Of immediate interest on the Selac license is the northerly extension of the Pogledalo geological-geochemical-geophysical anomaly, first observed on the Glavej license.  Detailed geological mapping and sampling of a 4-6 km2 area of alteration and silicification was completed in Q4.  Results of this work indicate several potential drill targets, and follow-up surface work verified the potential of these targets.

e) Koritnik

On February 14, 2012, the Company announced the acquisition of the Koritnik porphyry Cu-Au exploration license in southern Kosovo. The permit covers approximately 76 km2 of copper and gold stream sediment anomalies draining the Sharr-Dragash intrusion complex and surrounding lands.

f) Slivovo

The Slivovo license, covering 15.2 km2, was issued to the Company on June 27, 2012.  The Company plans surface exploration for precious and base metal mineralization related to Vardar

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

structures similar to the mineralization found at the nearby Artana Mine, presently operated by the Kosovo state mining company.

With six licenses in hand, and all containing surface base and/or precious metal mineralization, the Company is poised to attract JV partners in a regional-style exploration program, anchored by advanced greenfields exploration projects at Kamenica, Glavej and Selac, and by attractive exploration prospects at Bajgora, Koritnik and Slivovo.  The Company is continuing to explore for additional attractive prospects in Kosovo, concentrating on potential copper and gold possibilities.  The Company is actively searching for suitable partners in both North America and Europe. First-pass work on all of the properties has, or will include, stream sediment sampling, rock chip sampling, and reconnaissance-style geological mapping and prospecting.  The Kamenica, Glavej, and Selac licenses all have drill-ready targets.

3(c) Germany

Oelsnitz

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 for exploration purpose to gain 85% of Oelsnitz Exploration License, which was issued to Beak on January 12, 2012. The license covers 307.2 square kilometers and has been issued for gold, silver, tin, tungsten, molybdenum, copper, lead, zinc, tellurium, barite and fluorite. The license is valid until March 2013, and renewable upon proof of continued exploration activities.  There is no royalty attached to the license.  Once the Company has earned into the project, the two companies will form a joint venture to explore for gold on the property.  Initial work will include property-wide stream sediment sampling, reconnaissance-style mapping and prospecting, and compilation of a large amount of old, but scattered data.  The goal of the Company is to explore for and find gold targets related to the emplacement of large granitic intrusions.  Previous work has not, at all, been dedicated to gold exploration in this region, and the Company is probably the first group to do so.

ERZGEBIRGE JV -- OELSNITZ LICENSE

REICHENBACH
PLAUEN
OELSNITZ
KLINGENTHAL

4 0 4 8

Kilometers

Scale: 1:200,000

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The Company’s exploration expenses for the period ended June 30, 2012 and the cumulative exploration expenses since acquisition of MAEPA and Innomatik are:

	Portugal				Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Others	Glavej	Kamenica	Bajgora	Selac	Others
Exploration and evaluation assets
As of January 1, 2012	$876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 876,507
Additions during the period	97,307	74,369	31,561	-	-	-	-	-	-	-	203,237
As of June 30, 2012	973,814	$ 74,369	$31,561	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$1,079,744

Mineral exploration expenses for the six months ended June 30, 2012
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Concession fees and taxes	28,363	29,409	13,283	8,250	88	478	828	399	3,925	-	85,024
Geology work	-	-	-	-	7,797	14,071	15,457	8,555	14,936	74,240	135,055
Insurance	-	1,987	-	-	61	334	578	279	732	-	3,971
Office and administrative fees	458	29,946	543	398	66	459	619	299	1,436	4,572	38,796
Rent	518	31,505	-	-	235	1,276	2,211	1,066	2,353	-	39,164
Salaries	23,020	770,227	17,652	30,551	2,617	14,211	24,632	11,878	26,688	-	921,475
Site costs	214	14,384	70	345	159	1,479	1,568	723	4,282	-	23,225
Travel	722	29,449	463	998	-	-	-	-	-	-	31,632
Advance from optionee	-	(1,193,048)	(39,961)	-	-	-	-	-	-	-	(1,233,009)
	$ 53,295	$ (286,141)	$ (7,951)	$40,542	$ 11,023	$ 32,307	$ 45,893	$ 23,199	$ 54,353	$ 78,813	$ 45,333
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ 438	$ -	$ 817	-	$ 8,116
Concession fees and taxes	40,215	42,571	102,856	9,749	5,552	6,266	7,322	6,590	14,189	-	235,311
Geology work	-	-	-	-	45,336	79,920	94,151	42,736	46,094	106,207	414,443
Insurance	-	1,987	-	-	1,242	3,148	4,049	1,953	1,217	-	13,596
Legal and accounting	-	296	-	-	-	-	-	-	-	-	296
Office and administrative fees	8,868	41,784	4,009	1,706	546	4,706	3,797	3,108	3,449	5,255	77,228
Rent	7,261	31,505	282	-	1,073	5,822	10,092	4,866	3,487	-	64,388
Salaries	751,068	1,167,455	165,398	100,735	52,612	98,509	103,855	47,033	44,103	-	2,530,767
Site costs	20,846	34,780	7,169	1,266	26,643	116,994	16,756	8,601	7,751	-	240,807
Travel	28,375	68,999	10,037	6,766	-	-	-	2,219	-	-	116,396
Advance from optionee	-	(1,468,800)	(218,232)	-	-	-	-	-	-	-	(1,687,032)
	$856,633	$ (79,423)	$ 71,518	$120,222	$136,296	$ 318,933	$240,460	$117,106	$121,108	$111,463	$ 2,014,316

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

4.  Risks and Uncertainties

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for metals

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future metal sales. The Company closely monitors metal prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Euros and US dollars. Fluctuations in the exchange

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

rates between the Canadian dollar, Euros and US dollar may impact the Company’s financial condition.

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Portugal, Germany and Kosovo carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating various commodities in Portugal and Kosovo, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

5.  Impairment of Long-lived Assets

The Company completed an impairment analysis as at June 30, 2012 and concluded that no impairment charge was required because:

•

the Company capitalized only its acquisition costs of MAEPA and Innomatik;

•

there have been no significant changes in the legal factors or climate that affects the value of the properties in Portugal and Kosovo;

•

all properties in Portugal and Kosovo remain in good standing; and

•

the Company intends to continue its exploration and development plans on its properties.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6.  Material Financial and Operations Information

6(a) Selected Annual Financial Information

Selected Annual Information

	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	Year Ended April 30, 2010
Total revenues	$ -	$ -	$ -
General and administrative expenses	866,591	701,886	29,564
Loss for the period	2,117,206	(1,043,097)	(27,526)
Loss per share	(0.13)	(0.08)	(0.01)
Total assets	1,781,370	4,098,353	454,105
Total long-term financial liabilities	-	-	-
Cash dividends declared – per share	N/A	N/A	N/A

6(b) Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

Three months ended
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
Total Revenues	$ -	$ -	$ -	$ -
Loss before Other Items	$ 529,938	$ 198,708	$ 422,622	$ 867,353
Net Loss and Comprehensive Loss	$ 550,556	$ 162,985	$ 370,788	$ 753,078
Loss per share	$ 0.03	$ 0.01	$ 0.02	$ 0.05

	Three months ended	Three months ended	Two months ended	Three months ended
	June 30, 2011	March 31, 2011	December 31, 2010	October 31, 2010
Total Revenues	$ -	$ -	$ -	$ -
Loss before Other Items	$ 467,027	$ 589,186	$ 403,738	$ 388,525
Net Loss and Comprehensive Loss	$ 433,330	$ 560,010	$ 330,772	$ 325,567
Loss per share	$ 0.03	$ 0.03	$ 0.02	$ 0.02

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6(c) Review of Operations and Financial Results

For three months ended June 30, 2012 and three months ended June 30, 2011

During the three months ended June 30, 2012, the Company reported a loss of $550,556 ($0.03 loss per share) (2011 - $433,330 ($0.03 loss per share)).

Excluding the non-cash depreciation of $6,637 (2011 - $3,433) and share-based payment of $199,142 (2011 - $nil), the Company’s general and administrative expenses amounted to $226,708 during the three months ended June 30, 2012 (2011 - $240,868), a decrease of $20,160.  The decrease was mainly due to traveling expense of $8,025 (2011 - $44,407) while being offset by the increase in investor relations of $31,271 (2011 - $19,232) and accounting and legal of $45,948 (2011 - $34,196).

During the three months ended June 30, 2012, the Company expensed exploration costs of $18,249 on Covas, $17,501 on Marateca, $749,859 on Alvalade and $27,004 on other projects in Portugal (2011 - $76,746 on Covas, $220,797 on Marateca, $55,248 on Alvalade and reversed exploration cost $25,261 on other projects). The Company expensed exploration costs of $5,103 on Glavej, $15,455 on Kamenica, $22,798 on Bajgora, $11,443 on Selac and $29,947 on other projects in Kosovo (2011  - $2,796 on Glavej, $4,188 on Kamenica, $3,075 on Rezhanc, $7,337 on Bajgora, and $5,549 on other projects). The Company also expensed $78,813 (2011 - $nil) on its project in Germany.  During the three months ended June 30, 2012, the Company received an advance of $838,760 from Antofagasta for the Alvalade JV Project and $39,961 from Blackheath for the Covas project.

For six months ended June 30, 2012 and six months ended June 30, 2011

During the six months ended June 30, 2012, the Company reported a loss of $713,541 ($0.03 loss per share) (2011 - $993,340 ($0.06 loss per share)).

Excluding the non-cash depreciation of $9,240 (2011 - $5,229) and share-based payment of $224,212 (2011 - $nil), the Company’s general and administrative expenses amounted to $449,861 during the six months ended June 30, 2012 (2011 - $440,762), an increase of $9,099.  The slight increase was mainly due to increases from investor relations of $62,716 (2011 - $37,332), accounting and legal of $83,014 (2011 - $62,383) and office and administrative fees of $32,227 (2011 - $16,892) as the Company was negotiating to purchase the remaining 10% interest in MAEPA as well as increasing investors’ awareness of the Company’s activities while being offset by travel of $29,036 (2011 - $63,013).

During the six months ended June 30, 2012, the Company expensed exploration costs of $32,010 on Covas, $53,296 on Marateca, $906,907 on Alvalade and $40,542 on other projects in Portugal (2011 - $116,334 on Covas, $441,194 on Marateca, $162,436 on Alvalade and reversed exploration cost $26,368 on other projects). The Company expensed exploration costs of $11,023 on Glavej, $32,307 on Kamenica, $45,893 on Bajgora, $23,199 on Selac and $54,353 on other projects in Kosovo (2011  - $7,120 on Glavej, $6,715 on Kamenica, $8,661 on Rezhanc, $12,027 on Bajgora, and $7,638 on other projects). The Company also expensed $78,813 (2011 - $nil) on its project in Germany.  During the six months ended June 30, 2012, the Company received an advance of $1,193,048 from Antofagasta for the Alvalade JV Project

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

as part of the US$4,300,000 over three years and $39,961 from Blackheath for the Covas project.

6(d) Liquidity and Capital Resources

As at June 30, 2012, the Company’s working capital was $1,118,245 (December 31, 2011 - $695,918). With respect to working capital, $848,363 was held in cash and cash equivalents (December 31, 2011 - $637,133). The increase in cash and cash equivalents of $211,230 was mainly due to its net proceeds from the financing in March 2012 of $1,111,531 being offset by the operating activities of $703,170, the purchase of property, plant and equipment of $21,783 and the acquisition of 10% interest in MAEPA of $150,000.

On March 28, 2012, the Company completed a private placement issuing 4,000,000 units (“Units”) at a price of $0.30 per Unit of gross proceeds of $1,200,000. Each Unit consist of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.50 for a period of 24 months.  A cash finder’s fee of $55,174 was paid and finder’s warrants, entitling the holders to purchase up to 183,913 Units for a period of 24 months from issue at a price of $0.30 per unit, were issued. Insiders participated in the offering for a total of 303,667 Units.

In April 2012, the Company purchased the remaining 10% interest in MAEPA from its non-controlling interest owner (“NCI owner”) with the following terms:

1.

Paid the NCI owner $150,000; and

2.

Issued 500,000 common shares of the Company to the NCI owner.

As of the date of this MD&A, the Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans other than €163,000 ($211,232) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the recent financing, along with the recent strategic developments with the Company and the expectation to raise further funds in 2012 will allow its effort continue throughout 2012. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

6(e) Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As at June 30, 2012, the Company’s share capital was $4,422,356 (December 31, 2011 - $3,866,547) representing 20,603,571 common shares (December 31, 2011 – 16,103,571 common shares).

1,300,000 seed shares were placed in escrow in accordance with the escrow agreement dated July 28, 2008. 10% of the escrowed common shares were released on July 13, 2010, upon the completion of the QT. As at June 30, 2012, there were 585,000 common shares of the Company held in escrow. 195,000 escrow shares were subsequently released on July 13, 2012.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The Company has established a stock option plan for its directors, officers, and technical consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.

Stock option transactions and the number of stock options are summarized as follows:

	Exercise	December 31,			Expired/	June 30,
Expiry date	price	2011	Granted	Exercised	cancelled	2012
August 28, 2013	$0.20	220,000	-	-	-	220,000
July 8, 2015	$0.35	880,000	-	-	(10,000)	870,000
July 15, 2015	$0.35	10,000	-	-	-	10,000
January 27, 2017	$0.30	-	100,000	-	-	100,000
April 10, 2017	$0.30	-	800,000	-	-	800,000
Options outstanding		1,110,000	900,000	-	(10,000)	2,000,000
Options exercisable		1,110,000	900,000	-	-	2,000,000
Weighted average exercise price		$0.32	0.30	$Nil	$0.35	$0.31

The continuity of warrants for the period ended June 30, 2012 is as follows:

	Exercise	December 31,		Exercised	Expired	June 30,
Expiry date	price	2011	Issued			2012
January 8, 2013	$0.50	5,714,284	-	-	-	5,714,284
April 27, 2013(1)	$0.55	625,000	-	-	-	625,000
March 28, 2014	$0.50		4,000,000			4,000,000
Outstanding		6,339,284	4,000,000	-	-	10,339,284
Weighted average exercise price		$0.50	$0.50	$Nil	$Nil	$0.50

(1) On April 27, 2012, the Company extended the expiry date of 625,000 outstanding common share purchase warrants by an additional 12 months to April 27, 2013. The warrants were issued in October 2010, by way of private placement. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.55. The fair value of these extended warrants using the Black-Scholes pricing model assumes an average risk free rate of 87.93%, no dividend yield, average expected life of 1 years and an average expected price volatility of 1.24%. As a result, $61,108 was reallocated from the share capital to fair value of warrants.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The continuity of finder’s options for the year ended June 30, 2012 is as follows:

	Exercise	December 31,		Exercised	Expired	June 30,
Expiry date	price	2011	Issued			2012
January 8, 2012	$0.35	525,310	-	-	(525,310)	-
April 27, 2012	$0.40	78,750	-	-	(78,750)	-
March 28, 2014	$0.30	-	183,913	-	-	183,913
Outstanding		604,060	183,913	0	(604,060)	183,913
Weighted average exercise price		$0.36	$0.30	$Nil	0.36	$0.30

The Company granted 100,000 options to an officer at a price of $0.30 expiring on January 26, 2017 and 800,000 options to directors, officers, employees and consultants at a price of $0.30 expiring on April 10, 2017.

In addition, there were 4,000,000 warrants issued and 183,913 Finder’s warrants granted as a result of the March 28, 2012 private placement (see Section 6(d) Liquidity and Capital Resources section).

If the remaining options, warrants, finder’s options, including the warrants associated with the finder’s options, were exercised, the Company’s available cash would increase by $5,970,022.

As of the date of this MD&A, there were 20,603,571 common shares issued and outstanding and 33,310,681 common shares outstanding on a diluted basis.

6(f) Commitment and Contingency

None.

6(g) Off-Balance Sheet Arrangements

None.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6(h) Transactions with Related Parties

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the six months ended June 30, 2012

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$92,042	$Nil	$Nil	$Nil	$23,479	$25,070	$140,591
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

For the six months ended June 30, 2011

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$106,754	$Nil	$Nil	$Nil	$24,680	$Nil	$131,434
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Related party assets / liabilities

Six Months Ended
	Services	30-Jun-12	30-Jun-11	As at	As at
				June 30, 2012	December 31, 2011
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 65,500	$ 51,475	$ 17,728	$ 8,657
Paul W. Kuhn	Consulting, housing allowance	$ 140,591	$ 131,434	$ 8,540	$ 7,986
Paul L. Nelles (b)	Salaries	$ 43,287	$ 45,500	$Nil	$Nil
Michael Diehl (b)	Salaries	$ 48,360	$ 53,879	$Nil	$Nil
Mineralia (c)	Consulting	$ 96,265	$ 88,876	$Nil	$Nil
TOTAL:		$ 394,002		$ 26,268	$ 16,643

Amounts due from:
Adriano Barros		$Nil	$Nil	$Nil	$ 5,937

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles and Michael Diehl are non-controlling shareholders of Innomatik.

(c)

Mineralia, a private company partially owned by the general manager of MAEPA.

6(i) Financial Instruments

The fair values of the Company’s cash and cash equivalents, receivables, accounts payables and accrued liabilities, other liabilities and due from/to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Credit risk

The Company’s cash and cash equivalents are held in financial institutions in Canada, Portugal, Kosovo and Barbados.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents.  The Company’s receivable consists primarily of goods and services tax due from the federal government of Canada and the value-added taxes in Portugal and Kosovo.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

As at June 30, 2012, the Company had a cash and cash equivalent balance of $848,363 (December 31, 2011 - $637,133) to settle down current liabilities of $244,076 (December 31, 2011 - $189,466).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $9,000 based on the deposits as of June 30, 2012.

(d)

Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect the Company’s estimated one-year exploration expenditures by $10,000 based on a $1 million program.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$848,363	$-	$-	$848,363
	$848,363	$-	$-	$848,363

6(j) Management of Capital Risk

The Company manages its cash and cash equivalents, common shares, warrants, finder’s options and share purchase options as capital.  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

7. Subsequent Events

There are no subsequent events other than mentioned in the above sections.

8.  Policies and Controls

8(a) Significant Accounting Policies and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its subsidiaries is the Euros and that the functional currency of its wholly-owned subsidiaries is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency.

Estimates

•

the recoverability of amounts receivable and prepayments which are included in the consolidated statements of financial position;

•

the carrying amount of an asset or cash-generating unit comparing with the recoverable amount to assess the impairment loss, if any;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;

•

the estimated values of the exploration and evaluation assets which are recorded in the consolidated statements of financial position;

•

the inputs used in accounting for share purchase option expense in the condensed consolidated interim statements of comprehensive loss;

•

the assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

8(b) Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2012 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 7 (Amended 2010) Disclosures-Transfer of Financial Assets (effective July 1, 2011)

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 13, 2013)

•

IFRS 10 (Issued 2011) Consolidated Financial Statements (effective January 2013)

•

IFRS 11 (Issued 2011) Joint Arrangements (effective January 2013)

•

IFRS 12 (Issued 2011) Disclosure of Interest in Other Entities (effective January 2013)

•

IFRS 13 (Issued 2011) Fair value Measurement

•

IAS 1 (Amended 2011) Presentation of Financial Statements (effective July 1, 2012)

•

IAS 12 (Amended 2010) Income Tax – Limited Scope Amendment (Recovery of Underlying Assets) (effective January 1, 2012)

•

IAS 19 (Amended 2011) Employee Benefits (effective January 1, 2013)

•

IAS 27 (Reissued 2011) Separate Financial Statements (effective January 1, 2013)

•

IAS 28 (Reissued 2011) Investments in Associates and Joint Ventures (effective January 1, 2013)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

8(c) Changes in Internal Controls over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

9. Information on the Board of Directors and Management

Directors:

Mark T. Brown, B.Comm, C.A.

Gregory E. McKelvey, M.Sc, AIPG Registered Geologist, QP

Donald E. Ranta, PhD, AIPG Certified Professional Geologist, QP

Paul Kuhn, M.Sc., P. Geo, SME Registered Member, QP

Audit Committee members:

Mark T. Brown (Chair), Gregory E. McKelvey and Donald E. Ranta

Management:

Paul Kuhn, M.Sc. – Chief Executive Officer, President

Winnie Wong, CA – Chief Financial Officer and Corporate Secretary

Avrupa Minerals Ltd.

Management’s Discussion & Analysis